SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2025

Troy TopCo LP

By: Troy GP LLC, its general partner
By: BIP Holdings Manager L.L.C., its manager

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

Troy GP LLC

By: BIP Holdings Manager L.L.C., its manager

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

BIP Holdings Manager L.L.C.

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

Blackstone Infrastructure Associates L.P.

By: BIA GP L.P., its general partner
By: BIA GP L.L.C., its general partner

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

BIA GP L.P.

By: BIA GP L.L.C., its general partner

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

BIA GP L.L.C.

By: /s/ Christopher Placca

Name: Christopher Placca
Title: Managing Director

Blackstone Holdings II L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Holdings I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Inc.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Group Management L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Stephen A. Schwarzman

By: /s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman